Exhibit 99.1

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Reorganization of its Repair Services and Parts Business

Company Also Makes Changes at its Head Office

TORONTO - November 26, 2013 - Sears Canada Inc. (TSX: SCC) announced today that, following a comprehensive review of its Repair Services and Parts businesses, it will be implementing a number of significant changes designed to improve efficiency, profitability and the overall customer experience. The changes will take place over the next six months and will result in a workforce reduction of 712 associates.

In Repair Services, Sears will be shifting to using exclusively Sears-authorized contracted technicians in mid-markets, which it has been using successfully in smaller markets for several years, resulting in a reduction of Sears technicians and support teams in these locations. Due to their complexity and size, major markets will continue to be primarily serviced by Sears technicians, although the teams will be streamlined. There has also been a shift of in-warranty repair work on major appliances from Sears to its suppliers as is the industry standard.

In the Parts division, sixteen existing stand-alone Parts processing locations and a central processing centre in Belleville, Ontario will be consolidated into three major fulfillment centres located in Calgary, Toronto and Montreal. Where a Parts processing location is closing outside of these three cities, a Parts counter will open in a nearby Sears location so that customers can continue to have local access. This model has been piloted successfully in three locations with no impact to customer service.

The reorganization of Repair Services and Parts will result in the streamlining of support functions in both the Company’s head office and the field including consolidating the dispatch function to one English language centre in Toronto and one French language centre in Montreal.

Sears Head Office
Separately, the Company is also announcing today a staffing reduction in its head office operation, a move to align the Company’s support structure with the size and volume of the organization as well as to take advantage of internal processes that have been recently implemented to improve efficiency. The changes affect 79 associates and have been made across various functions of the head office operation.

“The changes we are announcing today are being made to bring the structure of our organization in line with the size of our business,” said Doug Campbell, President and Chief Executive Officer, Sears Canada Inc. “These improvements are initiatives we are implementing as part of the efficiency lever, one of the three levers we utilize along with the merchandising lever and network lever to maximize total value for the organization. While right-sizing is important for a more effective enterprise, our greatest opportunity lies within the merchandising lever, where our focus is on providing quality products and services that Canadians expect from Sears when and where they want them at prices that provide great value.

“Decisions that affect associates such as those which we announced today are not taken easily, and are made with great forethought and consideration,” added Mr. Campbell. “I thank those leaving Sears for their contribution to the Company and wish them much success in the future. The Company will offer transition services as a way to assist our associates as they prepare for their next role.”

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 241 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Although the Company believes that the forward-looking information presented with respect to the reorganization of its repair service and parts business and its head office is reasonable, there can be no assurance that closing will occur and such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.